FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

August 4, 2015.

Item 3	News Release

A press release was disseminated on August 5, 2015 via Marketwired and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On August 5, 2015, Tahoe announced that Kevin McArthur, Tahoe’s Executive Chair, has assumed the Chief Executive Officer duties of the Company following the resignation of Alex Black as Tahoe’s CEO and Director.

Item 5	Full Description of Material Change

On August 5, 2015, Tahoe announced that Kevin McArthur, Tahoe’s Executive Chair, has assumed the Chief Executive Officer duties of the Company following the resignation of Alex Black as Tahoe’s CEO and Director.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ira M. Gostin, Vice President Investor Relations
Tel: 775-448-5807

Item 9	Date of Report

August 7, 2015